Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, January 3, 2024

FAIRFAX DECLARES ANNUAL DIVIDEND

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces that it has declared an increased dividend of US$15.00 per share on its outstanding multiple voting and subordinate voting shares, payable on January 25, 2024 to shareholders of record on January 18, 2024. Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

“Given Fairfax’s substantial growth since it inaugurated a US$10 per share annual dividend 14 years ago, and given Fairfax’s current position of foreseeing strong earnings for the next few years based on insurance company underwriting income, locked-in interest and dividend income and income from associates, we felt it was appropriate to raise our annual dividend this year to US$15 per share, and we believe that this should be a sustainable level,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946